January 10, 2024

Mr. Sarmad Makhdoom

U.S. Securities and Exchange Commission (“SEC”)

Division of Corporation Finance

100 F Street, NE
Washington D.C. 20549

Ref:	Community Bank System, Inc. (“Company”) Comment Letter (File No. 001-13695)

Dear Mr. Makhdoom:

We are in receipt of the above Comment Letter dated December 26, 2023 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 and Form 10-Q for the Quarterly Period Ended September 30, 2023. For ease of reference, we have included in italics the Staff’s numbered comment followed by the Company’s corresponding response.

Form 10-K filed March 1, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 52

1. We note your disclosure on page 52 detailing the composition of your business lending loan portfolio, which appears to include commercial real estate (“CRE”). Given the significance of your business lending portfolio to your lending operations, please revise, in future filings, to disaggregate the composition of your business lending portfolio by separately presenting CRE loans, with further disaggregation of the CRE loans by owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor’s understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response:

With respect to the first comment requesting expanded disaggregation and disclosure of the Company’s business lending portfolio, the Company will provide in future Annual Form 10-K and Quarterly Form 10-Q filings additional disclosures to enhance an investor’s understanding of the Company’s business lending portfolio characteristics. This will include disaggregating the Company’s commercial real estate lending activities into three portfolios: multifamily, non-owner occupied and owner occupied properties.

Additional commentary, including quantitative and qualitative characteristics, will be provided for each of the disaggregated business lending portfolios within the relevant Management’s Discussion and Analysis (“MD&A”) sections of the Annual Form 10-Ks and Quarterly Form 10-Qs on a go forward basis to the extent that such commentary will materially enhance the investors’ understanding of the Company’s credit risks and exposures. Information related to the disaggregated business lending portfolios will also be included and expanded within the Company’s financial statement loan footnote and credit quality indicator tables in future Annual Form 10-K and Quarterly Form 10-Q filings with the SEC.

The Company will include within the MD&A section of future Annual Form 10-K and Quarterly Form 10-Q filings in tabular form, provided herein in template form as Exhibit 1, a summary of its multifamily and non-owner occupied commercial real estate loan portfolios by property type and summary of its owner occupied commercial real estate loan portfolio by industry. Due to changing market conditions, the Company’s management believes these disclosures will be beneficial to enhancing an investor’s understanding of the Company’s commercial real estate loan portfolio characteristics and credit exposures. Further qualitative commentary will also be provided on these tabular disclosures as appropriate.

The Company’s management understands the SEC’s comment regarding further disclosure disaggregation of its commercial real estate loans by geographic concentrations and other characteristics in light of current market conditions. The Company evaluated and determined that further disaggregation by geographic concentrations was the most significant characteristic to enhance an investor’s understanding of the Company’s commercial real estate loan portfolio. The Company’s business lending credit exposures are largely concentrated within its Northeastern U.S. markets of New York, Pennsylvania, Vermont and Massachusetts, but broadly dispersed throughout its lending footprint. Because of the Company’s footprint, its credit exposures are not acutely exposed to any single commercial real estate property type in a large Metropolitan Statistical Area (“MSA”), e.g., New York City Office. To illustrate this, the Company’s management will provide a tabular disclosure within the MD&A section of the Company’s future Annual Form 10-K and Quarterly 10-Q filings, included herein in template form as Exhibit 2, which summarizes its commercial real estate exposure based on the location of its commercial real estate collateral in its primary MSAs and non-MSA geographies.

The Company has a solid credit history with low levels of net charge-offs on its commercial real estate portfolio. Based upon this historical factor and in acknowledgment that each credit cycle is different, the Company’s management has taken certain actions to mitigate the risk of incurring losses on its commercial real estate loan portfolios. These actions include, but are not limited to, conducting interest rate stress tests on large commercial real estate loans that will likely reprice at a higher interest rate within the next twelve to eighteen months. A summary of these results, as well other management actions and policy changes will be provided within the MD&A section of the Company’s future Annual Form 10-K and Quarterly Form 10-Q filings.

Form 10-Q filed November 9, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates, page 35

2. We note your disclosure of critical accounting policies and estimates. In future filings, please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K.

Response:

With respect to the second comment regarding the Company’s disclosure of critical accounting policies and estimates, management will enhance the Company’s disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the Company’s critical accounting estimates have had or are reasonably likely to have on the Company’s financial condition and results of operations. This will include a discussion of how much each estimate has changed over the relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used, to the extent applicable. This will include: (i) a summary analysis of the Company’s Allowance for Credit Losses estimate under its Current Expected Credit Loss model, quantifying the impact and model sensitivity to the reasonable and supportable economic forecast assumptions changes for the relevant periods, and (ii) a discount rate assumption sensitivity analysis on the Company’s pension, post-retirement plans and carrying value of goodwill.

If you have any further questions or comments, please feel free to reach out to me directly to discuss at 315-445-7396.

Respectfully submitted,

/s/ Joseph E. Sutaris
Joseph E. Sutaris
Executive Vice President and Chief Financial Officer

EXHIBIT 1

Management will add a new tabular disclosure to disaggregate the Company’s commercial real estate loan portfolio by borrower type to the Company’s future Annual Form 10-K and Quarterly Form 10-Q filings. The table below should be considered an Exhibit for illustration purposes. Certain classifications provided below may be modified, consolidated or included in the All Other category and will depend on materiality in the period in which they are furnished.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LOANS

The following table presents the borrower type concentrations of the Company’s commercial real estate (“CRE”) loan balances by property type or industry as of December 31, 2023:

(000’s omitted, except percentages)	Amortized Cost	Percentage of Total CRE
Multifamily and non-owner occupied CRE by property type:
Multifamily	$x,xxx	x.x%
Office	x,xxx	x.x%
Lodging	x,xxx	x.x%
Commercial Construction	x,xxx	x.x%
Retail	x,xxx	x.x%
Other Lessors of CRE	x,xxx	x.x%
Warehouse/Industrial	x,xxx	x.x%
Nursing/Assisted Living	x,xxx	x.x%
Residential Construction	x,xxx	x.x%
All Other	x,xxx	x.x%
Total multifamily and non-owner occupied CRE	x,xxx	x.x%

Owner occupied CRE by industry:
Retail Trade	x,xxx	x.x%
Real Estate Rental and Leasing	x,xxx	x.x%
Manufacturing	x,xxx	x.x%
Health Care and Social Assistance	x,xxx	x.x%
Construction	x,xxx	x.x%
Agriculture and Forestry	x,xxx	x.x%
Other Services	x,xxx	x.x%
Accommodation and Food Services	x,xxx	x.x%
Arts, Entertainment and Recreation	x,xxx	x.x%
Wholesale Trade	x,xxx	x.x%
Professional, Scientific and Technical Services	x,xxx	x.x%
Public Administration	x,xxx	x.x%
Educational Services	x,xxx	x.x%
Transportation and Warehousing	x,xxx	x.x%
Utilities	x,xxx	x.x%
All Other	x,xxx	x.x%
Total owner occupied CRE	x,xxx	x.x%

Total CRE	$x,xxx	x.x%

EXHIBIT 2

Management will add a new tabular disclosure to disaggregate the Company’s commercial real estate loan portfolio by geographic concentration to the Company’s future Annual Form 10-K and Quarterly Form 10-Q filings. The table below should be considered an Exhibit for illustration purposes. Certain MSA and Non-MSA geographic classifications provided below may be consolidated or included in the All Other MSA and Non-MSA categories and will depend on materiality in the period in which they are furnished.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - LOANS

The following table presents the geographic concentrations of the Company’s commercial real estate (“CRE”) loan balances by property location as of December 31, 2023:

	Multifamily CRE		Owner occupied CRE		Non-owner occupied CRE		Total CRE
(000’s omitted, except percentages)	Amortized Cost	Percentage of Total CRE	Amortized Cost	Percentage of Total CRE	Amortized Cost	Percentage of Total CRE	Amortized Cost	Percentage of Total CRE
Metropolitan Statistical Area (“MSA”):
Albany-Schenectady-Troy, NY	$x,xxx	x.x%	$x,xxx	x.x%	$x,xxx	x.x%	$x,xxx	x.x%
Syracuse, NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Rochester, NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Buffalo, NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Binghamton, NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Ithaca, NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Scranton Wilkes-Barre, PA	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
Burlington, VT	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
All Other MSA	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%

Non-MSAs:
NY	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%
All Other Non-MSA	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%	x,xxx	x.x%

Total	$x,xxx	x.x%	$x,xxx	x.x%	$x,xxx	x.x%	$x,xxx	x.x%